

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 19, 2013

Darren C. Skinner, Esq.
Arnold & Porter LLP
555 Twelfth Street, N.W.
Washington, D.C. 20004-1206

Re: Corporate Capital Trust, Inc. (File Nos. 333-189544 and
        814-00827)

Dear Mr. Skinner:

We have reviewed the registration statement, which was filed on Form N-2, on June 21, 2013, for the Corporate Capital Trust, Inc. ("Fund"). The registration was filed to register common stock pursuant to Rule 415 under the Securities Act of 1933. We have the following comments.

Prospectus

Front Cover

Please replace the bolded bullets currently appearing on the front cover with the following bullets also in bold, but in a larger type face than is currently used.

- An investment in our shares is not suitable for you if you might need access to the money you invest in the foreseeable future. ·

- You will not have access to the money you invest for an indefinite period of time.

- You will not be able to sell your shares regardless of how we perform.

- Because you will be unable to sell your shares, you will be unable to reduce your exposure on any market downturn.

- We do not intend to list our shares on any securities exchange during or for a significant time after the offering period, and we do not expect a secondary market in the shares to develop.

- We have implemented a share repurchase program, but only a limited number of shares are eligible for repurchase. In addition, any such repurchases will be at a 10% discount to the current offering price in effect on the date of repurchase.

- Significant portions of our distributions in previous years were not based on our investment performance, but were paid by our Advisor. Now we are obligated to repay our Advisor and these repayments will reduce the current and future distributions that you should otherwise receive from your investment.

SUBSCRIPTION AGREEMENT

Please also put the revised bullets, reproduced above, on the Subscription Agreement on the same page as, and immediately preceding, the signature line.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing and in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the Securities Act of 1933. Please respond to all comments in the form of separate EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. The staff may have further comments after reviewing your responses. If you have any questions about these comments, please call me at 202-551-6943.

Very truly,

/s/ James E. O'Connor

James E. O'Connor
Senior Counsel